Via EDGAR and E-mail

June 15, 2016

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Re:	Gas Natural Inc.
Registration Statement on Form S-3
Registration No. 333-210511

Dear Ms. Ransom:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Gas Natural Inc. (the “Company”) respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. on June 17, 2016, or as soon thereafter as is practicable. In addition, the Company hereby confirms that it is aware of its obligations under the Act and acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions you have concerning this request for acceleration to me at 216-736-7215. Please email written confirmation of the Commission’s acceptance of the acceleration request to me at cjh@kjk.com. Thank you for your attention to this matter.

Sincerely,

Gas Natural Inc.

By:	/s/ Christopher J. Hubbert
Name:	Christopher J. Hubbert
Its:	Corporate Secretary

cc:	Dean Brazier, Jr.
Vincent Parisi, Vice President and General Counsel

1375 E 9th Street, Suite 3100, Cleveland, OH 44114
Ph: 844-488-0530   Fax: 216-938-7944